UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TransBiotec, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

89355G108

(CUSIP Number)

Michael A. Lanphere

400 N. Tustin Ave., Suite 225

Santa Ana, CA 92705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89355G108	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael A. Lanphere
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 71,545,623
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 71,545,623
	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,545,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89355G108	13D	Page 3 of 6 Pages

EXPLANATORY NOTE

On August 23, 2019, the Company entered into a Share Exchange Agreement (the “Lanphere SEA”) with Michael Lanphere, one of its officers (“Lanphere”), under which the Company agreed to issue Lanphere 5,206,430 shares of its common stock in exchange for 520,643 shares of its Series A Preferred Stock owned by Lanphere. The Company agreed to this exchange in order to meet the requirements under that certain Asset Purchase Agreement (the “APA”) with IDTEC, LLC, to acquire certain assets related to robotics equipment, which its management believes is synergistic with the Company’s current assets, from IDTEC in exchange for shares of the Company’s common stock equal to 60% of its then-outstanding common stock. Under the terms of the APA, the Company cannot have any shares of preferred stock outstanding. The description of the Lanphere SEA set forth in this schedule is qualified in its entirety by reference to the full text of that document, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The shares were issued to Mr. Lanphere on August 28, 2019.

On August 23, 2019, the Company entered into a Debt Conversion and Common Stock Purchase Agreement (the “Lanphere SPA”) with Lanphere, under which the Company agreed to issue Lanphere 21,400,745 shares of its common stock in exchange for a reduction in the amount it owes Lanphere under numerous promissory notes. Lanphere’s option to acquire the shares was under the terms of certain Loan Agreement with Promissory Note and Stock Fees agreements entered into between the Company and Lanphere. The amount of the debt reduction and, therefore the purchase price of the shares, was $96,303.35. The description of the Lanphere SPA set forth in this schedule is qualified in its entirety by reference to the full text of that document, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The shares were issued to Mr. Lanphere on August 28, 2019.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.00001, of TransBiotec, Inc., a Delaware corporation (the “Company”). The Company’s current principal executive offices are located at 400 N. Tustin Ave., Suite 225, Santa Ana, CA 92705.

Item 2. Identity and Background.

This Statement is being filed by Michael A. Lanphere (sometimes referred to as the “Reporting Person”). Mr. Lanphere’s address is: 400 N. Tustin Ave., Suite 225, Santa Ana, CA 92705. Mr. Lanphere is an officer of the Company. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. The Reporting Person is a citizen of the United States.

CUSIP No. 89355G108	13D	Page 4 of 6 Pages

Item 3. Source or Amount of Funds or Other Consideration.

As noted above, on August 23, 2019, the Reporting Person entered into the Lanphere SEA, under which he acquired 5,206,430 shares of the Company’s common stock in exchange for 520,643 shares of the Company’s Series A Preferred Stock. The shares of Series A Preferred Stock were owned by Mr. Lanphere prior to the exchange for common stock.

On August 23, 2019, the Reporting Person also entered into the Lanphere SPA, under which he acquired 21,400,745 shares of the Company’s common stock in exchange for a $96,303.35 reduction in the amount it owes Lanphere under numerous promissory notes. In exchange for the shares of common stock the $96,303.35 due under those notes was extinguished and deemed paid in full.

After the acquisition of the 26,607,175 aggregate shares under the Lanphere SEA and the Lanphere SPA, the Reporting Person owned 71,545,623 shares of the Company’s common stock. On August 28, 2019, the Company had 214,626,540 shares of common stock outstanding, making the Reporting Person’s 71,545,623 shares equal to approximately 33.3% of the Company’s outstanding common stock.

Item 4. Purpose of Transaction.

As disclosed in the Explanatory Note and as reported in Item 3, above, the Lanphere SEA and the Lanphere SPA were entered between the Reporting Person and Company so the Reporting Person could exchange all the shares of Series A Preferred Stock owned by the Reporting Person, as well extinguish $96,303.35 in debt owed to him by the Company, respectively, into shares of the Company’s common stock, allowing the Company to remove the debt obligation off its financial statements and cancel his shares of Series A Preferred Stock. Both transactions were done in anticipation of closing the transactions contemplated by APA with IDTEC described above.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate, purchasing additional Shares, selling some or all of his Shares, or changing his intention with respect to any and all matters referred to in Item 4.

CUSIP No. 89355G108	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Company.

(a) The Reporting Person now beneficially owns 71,545,623 shares of TransBiotec, Inc.’s common stock. Based on 214,626,540 shares issued and outstanding as of August 28, 2019, the Reporting Person currently, beneficially owns approximately 33.3% of the outstanding shares of TransBiotec, Inc.’s common stock.

(b) The Reporting Person owns the following rights with respect to the shares of TransBiotec, Inc.’s common stock beneficially owned by him as of the date of this report:

Sole Voting Power: 71,545,623

Shared Voting Power: -0-

Sole Dispositive Power: 71,545,623

Shared Dispositive Power: -0-

(c) See Item 3 disclosure for transactions that occurred in the last 60 days.

(d) None.

(e) The Reporting Person is still the beneficial owner of 5% or more of TransBiotec, Inc.’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On August 23, 2019, the Company entered into a Share Exchange Agreement (the “Lanphere SEA”) with Michael Lanphere, one of its officers (“Lanphere”), under which the Company agreed to issue Lanphere 5,206,430 shares of its common stock in exchange for 520,643 shares of its Series A Preferred Stock owned by Lanphere. The Company agreed to this exchange in order to meet the requirements under that certain Asset Purchase Agreement (the “APA”) with IDTEC, LLC, to acquire certain assets related to robotics equipment, which its management believes is synergistic with the Company’s current assets, from IDTEC in exchange for shares of the Company’s common stock equal to 60% of its then-outstanding common stock. Under the terms of the APA, the Company cannot have any shares of preferred stock outstanding. The description of the Lanphere SEA set forth in this schedule is qualified in its entirety by reference to the full text of that document, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The shares were issued to Mr. Lanphere on August 28, 2019.

On August 23, 2019, the Company entered into a Debt Conversion and Common Stock Purchase Agreement (the “Lanphere SPA”) with Lanphere, under which the Company agreed to issue Lanphere 21,400,745 shares of its common stock in exchange for a reduction in the amount it owes Lanphere under numerous promissory notes. Lanphere’s option to acquire the shares was under the terms of certain Loan Agreement with Promissory Note and Stock Fees agreements entered into between the Company and Lanphere. The amount of the debt reduction and, therefore the purchase price of the shares, was $96,303.35. The description of the Lanphere SPA set forth in this schedule is qualified in its entirety by reference to the full text of that document, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The shares were issued to Mr. Lanphere on August 28, 2019.

As of the date of this filing, Mr. Lanphere holds additional promissory notes totaling $210,415.40, which notes are convertible into 16,488,660 shares of the Company’s common stock.

Item 7. Material to Be Filed as Exhibits.

10.1	Share Exchange Agreement by and between the Company and Michael A. Lanphere dated August 23, 2019

10.2	Debt Conversion and Common Stock Purchase Agreement by and between the Company and Michael A. Lanphere dated August 23, 2019

CUSIP No. 89355G108	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2019	By:	/s/ Michael A. Lanphere
Michael A. Lanphere